10f-3 Transactions Summary
Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund
Utility and Telecommunication Fund
Security
VMWare, Inc.
Advisor
EIMCO
Transaction
 Date
8/14/07
Cost
29,000
Offering Purchase
0.00
Broker
Citi
Underwriting
Syndicate
Members
JP Morgan
Lehman Brothers
Credit Suisse
Wachovia Capital Markets, LLC